# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canadian Solar Inc., CIK 0001375877
CUSIP: 136635109
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: 545 Speedvale Avenue West, Guelph, Ontario Canada (A6), N1K 1E6
Date of event which requires filing of this statement: 01/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001684210

## Reporting persons
- PAG Castle Holdings Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 8,241,765; shared voting power 0; sole dispositive power 8,241,765; shared dispositive power 0; aggregate amount beneficially owned 8,241,765 (11.1% of the class)
  Comment: The beneficial ownership reported herein represents 8,241,765 common shares issuable upon conversion of the convertible notes that PAG Castle Holdings Pte. Ltd. ("PAG Castle") has acquired or is entitled to acquire at any time within the next 60 days (all of which are or shall be immediately convertible).
  
  The percentage is calculated based on the sum of (i) 66,158,741 common shares issued and outstanding as of December 31, 2023, as reported in the Issuer's annual report on Form 20-F filed on April 26, 2024 and (ii) 8,241,765 common shares issuable upon conversion of the convertible notes that PAG Castle may be deemed to beneficially own.
- PAGGC II-1 (Cayman) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,241,765; shared voting power 0; sole dispositive power 8,241,765; shared dispositive power 0; aggregate amount beneficially owned 8,241,765 (11.1% of the class)
  Comment: The beneficial ownership reported herein represents 8,241,765 common shares issuable upon conversion of the convertible notes that PAG Castle has acquired or is entitled to acquire at any time within the next 60 days (all of which are or shall be immediately convertible). PAGGC II-1 (Cayman) Limited may be deemed to beneficially own the common shares beneficially owned by PAG Castle.
  
  The percentage is calculated based on the sum of (i) 66,158,741 common shares issued and outstanding as of December 31, 2023, as reported in the Issuer's annual report on Form 20-F filed on April 26, 2024 and (ii) 8,241,765 common shares issuable upon conversion of the convertible notes that PAGGC II-1 (Cayman) Limited may be deemed to beneficially own.
- PAG Growth II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,241,765; shared voting power 0; sole dispositive power 8,241,765; shared dispositive power 0; aggregate amount beneficially owned 8,241,765 (11.1% of the class)
  Comment: The beneficial ownership reported herein represents 8,241,765 common shares issuable upon conversion of the convertible notes that PAG Castle has acquired or is entitled to acquire at any time within the next 60 days (all of which are or shall be immediately convertible). PAG Growth II LP may be deemed to beneficially own the common shares beneficially owned by PAG Castle.
  
  The percentage is calculated based on the sum of (i) 66,158,741 common shares issued and outstanding as of December 31, 2023, as reported in the Issuer's annual report on Form 20-F filed on April 26, 2024 and (ii) 8,241,765 common shares issuable upon conversion of the convertible notes that PAG Growth II LP may be deemed to beneficially own.
- PAG Growth Capital GP II Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,241,765; shared voting power 0; sole dispositive power 8,241,765; shared dispositive power 0; aggregate amount beneficially owned 8,241,765 (11.1% of the class)
  Comment: The beneficial ownership reported herein represents 8,241,765 common shares issuable upon conversion of the convertible notes that PAG Castle has acquired or is entitled to acquire at any time within the next 60 days (all of which are or shall be immediately convertible). PAG Growth Capital GP II Limited may be deemed to beneficially own the common shares beneficially owned by PAG Castle.
  
  The percentage is calculated based on the sum of (i) 66,158,741 common shares issued and outstanding as of December 31, 2023, as reported in the Issuer's annual report on Form 20-F filed on April 26, 2024 and (ii) 8,241,765 common shares issuable upon conversion of the convertible notes that PAG Growth Capital GP II Limited may be deemed to beneficially own.
- PAG Growth Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,241,765; shared voting power 0; sole dispositive power 8,241,765; shared dispositive power 0; aggregate amount beneficially owned 8,241,765 (11.1% of the class)
  Comment: The beneficial ownership reported herein represents 8,241,765 common shares issuable upon conversion of the convertible notes that PAG Castle has acquired or is entitled to acquire at any time within the next 60 days (all of which are or shall be immediately convertible). PAG Growth Limited may be deemed to beneficially own the common shares beneficially owned by PAG Castle.
  
  The percentage is calculated based on the sum of (i) 66,158,741 common shares issued and outstanding as of December 31, 2023, as reported in the Issuer's annual report on Form 20-F filed on April 26, 2024 and (ii) 8,241,765 common shares issuable upon conversion of the convertible notes that PAG Growth Limited may be deemed to beneficially own.
- Pacific Alliance Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,241,765; shared voting power 0; sole dispositive power 8,241,765; shared dispositive power 0; aggregate amount beneficially owned 8,241,765 (11.1% of the class)
  Comment: The beneficial ownership reported herein represents 8,241,765 common shares issuable upon conversion of the convertible notes that PAG Castle has acquired or is entitled to acquire at any time within the next 60 days (all of which are or shall be immediately convertible). Pacific Alliance Group Limited may be deemed to beneficially own the common shares beneficially owned by PAG Castle.
  
  The percentage is calculated based on the sum of (i) 66,158,741 common shares issued and outstanding as of December 31, 2023, as reported in the Issuer's annual report on Form 20-F filed on April 26, 2024 and (ii) 8,241,765 common shares issuable upon conversion of the convertible notes that Pacific Alliance Group Limited may be deemed to beneficially own.
- PAG: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,241,765; shared voting power 0; sole dispositive power 8,241,765; shared dispositive power 0; aggregate amount beneficially owned 8,241,765 (11.1% of the class)
  Comment: The beneficial ownership reported herein represents 8,241,765 common shares issuable upon conversion of the convertible notes that PAG Castle has acquired or is entitled to acquire at any time within the next 60 days (all of which are or shall be immediately convertible). PAG may be deemed to beneficially own the common shares beneficially owned by PAG Castle.
  
  The percentage is calculated based on the sum of (i) 66,158,741 common shares issued and outstanding as of December 31, 2023, as reported in the Issuer's annual report on Form 20-F filed on April 26, 2024 and (ii) 8,241,765 common shares issuable upon conversion of the convertible notes that PAG may be deemed to beneficially own.

## Item 1. Issuer
Name of issuer: Canadian Solar Inc.
Address of issuer's principal executive offices: 545 Speedvale Avenue West Guelph, A6, N1K 1E6

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) PAG, a Cayman Islands company;

(ii) Pacific Alliance Group Limited ("PAG Limited"), a Cayman Islands company, beneficially held as to 100.0% by PAG;

(iii) PAG Growth Limited, a Cayman Islands company, beneficially held as to 100.0% by PAG Limited;

(iv) PAG Growth Capital GP II Limited ("PAG Growth Capital"), a Cayman Islands company, beneficially held as to 100.0% by PAG Growth Limited;

(v) PAG Growth II LP ("PAG Growth II"), a Cayman Islands limited partnership, of which PAG Growth Capital is the general partner;

(vi) PAGGC II-1 (Cayman) Limited ("PAGGC II-1 Limited"), a Cayman Islands company, beneficially held as to 100.0% by PAG Growth II.

(vii) PAG Castle Holdings Pte. Ltd. ("PAG Castle"), a Singapore company, beneficially held as to 100.0% by PAGGC II-1 Limited.

The securities reported herein are held directly by PAG Castle.
Address of principal business office or, if none, residence:
(i) PAG and PAG Limited

The address of the principal business office of each of PAG and PAG Limited is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand

Cayman KY1-1106, Cayman Islands

(ii) PAG Growth Limited

The address of the principal business office of PAG Growth Limited is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand

Cayman KY1-1106, Cayman Islands

(iii) PAG Growth Capital

The address of the principal business office of PAG Growth Capital is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand

Cayman KY1-1106, Cayman Islands

(iv) PAG Growth II

The address of the principal business office of PAG Growth II is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand

Cayman KY1-1106, Cayman Islands

(v) PAGGC II-1 Limited

The address of the principal business office of PAGGC II-1 Limited is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand

Cayman KY1-1106, Cayman Islands

(vi) PAG Castle

The address of the principal business office of PAG Castle is located at:

9 Temasek Boulevard, #12-01/02, Suntec Tower Two, 038989, Singapore
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class:
See Row 11 of the cover page for each Reporting Person.

Percent of class is calculated based on the sum of (i) 66,158,741 common shares issued and outstanding as of December 31, 2023, as reported in the Issuer's annual report on Form 20-F filed on April 26, 2024 and (ii) 8,241,765 common shares issuable upon conversion of the convertible notes that may be deemed to be beneficially owned by the Reporting Persons.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- PAG Castle Holdings Pte. Ltd.: /s/ Lincoln Lin Feng Pan, Lincoln Lin Feng Pan / Authorised Signatory (01/17/2025)
- PAGGC II-1 (Cayman) Limited: /s/ Lincoln Lin Feng Pan, Lincoln Lin Feng Pan / Director of PA-Growth 2 Secretaries Limited, acting as the Corporate Director of PAGGC II-1 (Cayman) Limited (01/17/2025)
- PAG Growth II LP: /s/ Jon Robert Lewis, Jon Robert Lewis / Director of PAG Growth Capital GP II Limited, acting as the general partner of PAG Growth II LP (01/17/2025)
- PAG Growth Capital GP II Limited: /s/ Jon Robert Lewis, Jon Robert Lewis / Director (01/17/2025)
- PAG Growth Limited: /s/ Jon Robert Lewis, Jon Robert Lewis / Director (01/17/2025)
- Pacific Alliance Group Limited: /s/ Jon Robert Lewis, Jon Robert Lewis / Director (01/17/2025)
- PAG: /s/ Jon-Paul Toppino, Jon-Paul Toppino / Director (01/17/2025)